

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



07050006

DC
No Act
P.E. 3-14-07

RECD S.E.C.
MAR 2 6 2007

March 26, 2007

Paul M. Neuhauser
Attorney at Law
5770 Midnight Pass Road
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/26/2007

Re: Cash America International, Inc.
Incoming letter dated March 14, 2007

Dear Mr. Neuhauser:

This is in response to your letter dated March 14, 2007 concerning a shareholder proposal submitted to Cash America by Christian Brothers Investment Services, Inc. We also have received a letter from the company dated March 15, 2007. On March 5, 2007, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Cash America omitted the proposal from its proxy materials in reliance on rule 14a-8(i)(7). You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to rule 14a-8 if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Paul M. Talbot
Associate General Counsel
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: March 14, 2007

Re: Shareholder proposal submitted to Cash America International, Inc.

Number of pages, including this page = 9

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242

Tel and fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 14, 2007

Martin P. Dunn
Deputy Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Cash America International

Via FAX 202-772-9349

Dear Mr. Dunn:

I am writing to you on behalf of Christian Brothers Investment Services, Inc. (the "Proponent"), which has submitted a shareholder proposal to Cash America International, inc. ("Cash America" or the "Company") for consideration at its year 2007 meeting of shareholders. The shareholder proposal was submitted to the Company on November 27, 2006 and on January 5, 2007, the Company submitted a request to the Securities & Exchange Commission for a no-action letter on the ground, *inter alia,* that it was excludable under Rule 14a-8(i)(7).

On February 5, 2007, in opposition to the Company's no-action request, the undersigned submitted to the Staff a letter setting forth the reasons why the Company's no-action letter request should be denied. By letter dated March 5, 2007 the Staff granted Cash America a no-action letter on 14a-8(i)(7) grounds. The Staff's letter stated that the proposal related to the Company's "ordinary business operations (i.e. credit policies, loan underwriting and customer relations)".

We hereby request reconsideration of the Staff's grant of the no-action letter and if reconsideration is denied that the matter be presented to the Commission for its consideration.

We make this request because we are unable to reconcile this Staff decision with previous Staff decisions that have decided that predatory lending by registrants which are banks or small loan companies raises an important policy issue, thereby rendering Rule 14a-8(i)(7) inapplicable. *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). We fail to understand why this principle is not equally applicable to registrants that are payday lenders. In those letters, the proponent had requested that a committee of the registrant's Board oversee "the development and enforcement of policies" to prevent predatory lending by the Company". We fail to see how this is materially different from the Proponent's request that a committee of the Board develop a "standard of suitability" for its loans or why one proposal deals with "credit policies, loan underwriting and customer relations", but the other does not.

In support of this request, we attach as Exhibit A the Background Section of the letter that the undersigned forwarded to the Staff in connection with the *Conseco* no-action request and which spells out the reasons why predatory lending is an important policy issue. In addition, we again bring to the Staff's attention the materials set forth in the Background section of the undersigned's letter of February 5, 2007, which we believe more than adequately establishes the fact that payday lending is an important policy matter both for the society at large and for registrants engaged in that activity, including legislative proposals in the Congress and in many states, as well as actions taken by the Department of Defense.

In the event that upon reconsideration of the Staff decision the Staff adheres to that earlier decision, please request the Commission to review the Staff determination.

We would appreciate your telephoning the undersigned at 941-349-6164673 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru at the same number.

Sincerely yours,



Paul M. Neuhauser

cc: Paul W. Talbot
John Wilson
Da Rosan
Fr. Mike Hoolahan

BACKGROUND

Exploitation of the poor, of the elderly, of minorities and of others who are weak and unable to protect themselves is reprehensible. Although some predatory lending practices are illegal, others are not. They are merely reprehensible. This was made clear in a hearing, chaired by Senator Charles Grassley, Republican of Iowa, in the Senate of the United States entitled "Equity Predators: Stripping, Flipping and Packing their Way to Profits". (That is the official name given to the hearing by the Republican controlled Committee, not a pejorative title applied by the Proponents or others: see Hearing before the Special Committee on Aging, United States Senate, One Hundred Fifth Congress, Second Session, March 16, 1998, Serial No. 105-18). At that hearing, Senator Breaux (Dem, La.) commented:

> Well, I just find all of this truly amazing [referring to the testimony of Ms. Arthur, whose testimony will be described hereinafter]. It is very hard for Congress to legislate decency. I just cannot understand how someone could go home at night after doing this all day long and sit down and think about what they did for the day and be able to continue to live with themselves. It seems to me that these situations are unfortunately becoming more and more common.
>
> Seventeen percent interest rates, 19 percent interest rates, 31 percent interest rates, $7,000 fees on relatively small loans--if they do it to someone who has a law degree and an accounting degree, that is one thing, but to do it to people like Mrs. Ferguson here and your [Ms. Arthur's] parents is really an example of the very worst in society.
>
> I am glad we are having the hearing Mr. Chairman. I am not sure what approach we need to take from here. Like I said, it is very difficult to legislate decency, but I think that an informed public and the work of the Federal Trade Commission as we will hear, informing citizens, and through associations like AARP and others that are trying to inform their members.... (At pages 26-7.)

To which Sen. Grassley responded:

> Senator Breaux, I want to assure you that the purpose of these hearings is to expose the problem and for all of us to find out if anything at all needs to be done, but at the very least, I can already conclude that the public needs to know more about equity predators preying on people.... (At page 27.)

At another point in the hearings Sen. Breaux stated:

> I think that it is clear that many of these equity predators are really not making loans to have people pay them back. I do not think that they want people to pay the loans back. What they are looking for is the house and the home. (At page 26.)

At these hearings, an anonymous witness who had worked at several predatory lenders testified about tactics used to extract money from the innocent (See pp 32 ff.):

> ....The conversion of a retail installment loan, live check or other small loan into a personal or home equity loan is also known as a flip....flipping was a common practice. We were instructed to flip as many loans as possible....each branch employee was expected to flip at least two loans per day....
>
> [We were taught] to target blue-collar workers for loan flips. We were also told to target present customers who were delinquent on their loan payments....
>
> Delinquent customers made good flipping candidates, because we could put additional pressure on them. We were instructed to tell those customers that they could either bring their account balance current or refinance their loan. We knew that these customers would almost always agree to refinance, because they did not have the money to pay on their current loan and did not want the finance company to institute foreclosure or collection proceedings.
>
> Flipping loans allows finance companies to charge customers points, that is, a percentage of the amount borrowed, on each real estate loan conversion or renewal. The practice is to charge the maximum number of points legally permissible for each loan and each flip, regardless of how recently the prior loan that was being refinanced had been made. The finance companies I worked for had no limits on how frequently a loan could be flipped, and were not required to rebate any point income on loans that were flipped.
>
> "Packing" is taking insurance products -- as many as you can -- putting them on the loan and then trying to cover them up or gloss over them. Packing is shoving as much insurance onto the customer as possible without the customer's knowledge or without the customer's understanding. Usually, the more naive the customer, the more insurance I would pack on the loan before I made the initial monthly payment quote. This tactic was every effective with immigrants and non-English-speaking people.
>
> Do not be fooled by training manuals. The manuals are written for regulators and auditors, but finance company employees are trained to ignore the manuals if they expect to make their profit quotas and keep their jobs. For example, even though my training manuals discussed quoting a monthly payment both with and without insurance, I was trained by my supervisors that unless my conversation was being audited, I should ignore the manuals and always quote the monthly payment on a proposed loan with insurance, unless the customer specifically asked what the cost would be without insurance.

> Because insurance sales are so important to the bottom line, finance companies require that their employees meet goals and quotas regarding insurance. Insurance sales are tracked by dollar volume, penetration rate and premium-to-volume ratios. For example, one of my employers required that its branches maintain an 80 percent penetration rate for credit life. That is, employees were expected to sell credit life insurance in at least 8 out of every 10 loans. My employers made it clear that I would not keep my job unless I fulfilled my insurance sales quotas....
>
> I am glad that I no longer work for a finance company. If they want to keep their jobs, finance company employees must flip and pack loans. They are under enormous pressure to meet quotas regarding loan volume, repeat business and insurance sales. In fact, the pressure to produce loan volume and insurance sales is so great that on many occasions, I have seen finance company employees commit forgery on a massive scale. These employees have forged everything from insurance forms, RESPA documents, income verification forms, and even entire loan files.

In answer to a question, the witness stated that his perfect customer

> ...would be someone who was elderly, hopefully, a minority, less-educated. I am looking for someone on a fixed income who is living off credit cards. I want someone who has a car payment and somebody who owns his or her house free and clear would be perfect. (At page 37.)

Ms. Ferguson, another witness, testified that in a five year period the mortgage on her home had grown from less than $ 20,000 to more than $ 85,000, but because of the fees and insurance charged on each of the five refinancings of the loan during this five year period, the net cash which she received totaled only $ 25,000. (At page 28.) Ms. Arthur testified that The Associates (a competitor of Conseco) had refinanced her parents' mortgage only six months after their first loan to them and that although the new loan had a principal amount that was $ 12,933 more than the first loan, the points and insurance totaled $ 12,972 (in other words she received no net cash although the mortgage was increased by $ 13,000).

Senator Grassley stated at the hearings that:

> I'm calling upon the industry to reflect upon some of the practices that it has come to accept and...to take action.

As previously indicated, at the hearings conducted by Senator Grassley, Ms. Arthur testified about loans made to her parents. Some highlights from her testimony follow:

> ....My parents were the victims of a home improvement mortgage foreclosure scam that left them penniless, traumatized and humiliated....
>
> Both of my parents were retired at the time [August, 1990]....

My father is from Barbados, and my mother was from Virginia. They came to New York and were married in the 1950's. They were hard working people and saved their money to buy a house one day. My mother worked as a hairdresser and later for a laundry service. My father worked for a plastics company. They bought their home in the Crown Heights section of Brooklyn, NY, in 1970....

[My parents] were both in their late 60's, living on a fixed income of social Security, of $ 635 per month combined....

Before all of this happened, my parents had a mortgage of $ 10,800 left on their house. The monthly payment were only $ 235 per month...

[Jimmy, from a home improvement firm told her parents] he could renovate their kitchen and bathroom, along with putting in new windows....

A week later, on September 6, 1990, Jimmy took my parents to an office someplace in Brooklyn to sign some papers. My father asked if he had to have a lawyer, but Jimmy said that he should not bother with that expense and that the papers were just a formality to get the work started. My parents had to sign the papers really fast and did not have time to read anything. Since Jimmy said it was just a formality, my parents went along with it.

There were several people at the meeting, but my parents did not know who anyone was. They only knew Jimmy. Of course, they had signed a first mortgage on their home for $ 75,038.79 at an interest rate of 17.71 percent, with monthly payments of $1,156.22, with hard-money lender named The Associates. The closing costs were high. They had to pay $ 6,500 in points and $ 3,538 for a credit life insurance policy.

The next month, my parents received mortgage coupon books and were shocked to learn that they owed $ 1,156.22 per month to The Associates. Their new mortgage payment with The Associates was practically twice the amount that they received in Social Security benefits each month. They were stunned. They felt too embarrassed to tell anyone, believing that they had been duped. They started making the monthly payments.

After just a few months, they telephoned The Associates because they were worried that they would not continue making these monthly payments for very long. They were told by The Associates that they could refinance the new mortgage and get more money to help with the monthly mortgage payments.

Feeling desperate about not being able to meet their new mortgage payments, and too embarrassed to tell anyone that they had been tricked by this home improvement scam, they agreed to refinance and close on a new mortgage on April 2, 1991, just 6 months after they had signed paperwork for the first mortgage. The Associates told my parents that the refinance would help them with their new mortgage payments.

They were distraught, could not afford an attorney, and barely had enough money to eat. They believed they had no other choice. But before the refinance with The Associates in April 1991, my parents did try to refinance their mortgage with a legitimate lender. They learned that given their income, they did not qualify for a mortgage of this magnitude.

I am puzzled how The Associates qualified my parents, who live on Social Security, for a loan this size, when no one else would qualify them. The Associates' loan document show that my parents received rental income from two tenants. They did not. But I found two leases in my parents' mortgage papers with The Associates showing that my parents received rent from two different tenants of $ 1,575 a month. The house is only a two-family house, and my parents lived downstairs. There is only one apartment to rent out. My parents had one tenant, and she paid, although not every month, $ 300 in cash. There was never a lease.

It is my opinion that these were forged leases, so that on paper, it would look like my parents had sufficient income to quality for The Associates mortgage. I saw the signature on the lease and showed it to the tenant. She said that the signature on the lease was not hers and that it was definitely a forgery.

Having no other choice, on April 2, 1991, my parents refinanced with The Associates. The new mortgage amount was $ 87,971.99, with an interest rate of 15.92 percent. The monthly mortgage payments went up to $ 1,237.47 a month, which is $ 81.25 more per month than the first mortgage with The Associates. Again, the closing costs were high, the points were $ 7,500, the credit life insurance premium was $ 5,472.

Incredibly, in February 1994, The Associates again contacted my parents about still another refinance. I have an internal document from The Associates with a written comment dated April 6, 1994 that reads: "Elderly couple, both on Social Security. Have boarders. Finding it hard to scrape up payments each month. We suggested refinance, but daughter advised family against it. Cooperative people. No equity in property."

My parents paid The Associates from October 1990 to September 1995. They paid almost $ 68,000 in mortgage payments over this 5-year period. To this day, I do not know how they got the money. My father took odd jobs in the neighborhood to try to scrape up the money. He worked sweeping out the bakery and did other odd jobs. They borrowed from family and friends. They took in boarders.

Then, in February 1996, my parents were served with foreclosure papers....(At pages 22-24.)

Subsequently, Sen. Collins (Rep. Me.) asked:

> Did you ever find out the connection, Ms. Arthur, between the home improvement company and the mortgage company [The Associates]?

To which Ms. Arthur replied:

> The home improvement company gets a finders fee from the mortgage company. That is the connection.

Senator Collins then replied:

> That is very helpful for us to know, because perhaps that is an area where there should be some additional regulation or some sort of standards put in plac



Cash America International, Inc.

Facsimile Transmission

FROM:
PAUL W. TALBOT

Telephone #: 817/570-1625
Facsimile #: 817/570-1647
e-mail: ptalbot@casham.com

Date: March 15, 2007

To: Martin P. Dunn
Deputy Director, Division of Corporation Finance

Fax No.: (202) 772-9349

No. of Pages: 4 (including this cover sheet)

Subject: Proponent's Request for Reconsideration of Cash America International, Inc. (available March 5, 2007)

Comment/Message:

Letter of response to Proponent's Request for Reconsideration of Cash America International, Inc. (available March 5, 2007).



Cash America International Inc.

1600 West 7th Street
Fort Worth, TX 76102
817.335.1100

PAUL W. TALBOT
ASSOCIATE GENERAL COUNSEL

Direct Dial Number: 817-570-1625
Telecopy Number: 817-570-1647
E-Mail Address: ptalbot@casham.com

March 15, 2007

VIA FAX (202) 772-9349

Mr. Martin P. Dunn
Deputy Director
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re: Proponent's Request for Reconsideration of Cash America International, Inc. (avail. March 5, 2007)

Dear Mr. Dunn:

On March 5, 2007, the Staff issued Cash America International, Inc. ("Cash America") a no-action letter indicating that the Staff will not recommend enforcement action to the Securities and Exchange Commission ("Commission") if Cash America omitted a shareholder proposal submitted by Christian Brothers Investment Services, Inc. (the "Proponent") from its 2007 proxy materials in reliance on rule 14a-8(i)(7). The Staff indicated in its letter to Cash America that there appeared some basis for Cash America's view that "Cash America may exclude the proposal under rule 14a-8(i)(7) as relating to Cash America's business operations (i.e., credit policies, loan underwriting and customer relations)". *Cash America International, Inc.* (avail. March 5, 2007).

By letter to you dated March 14, 2007, counsel for the Proponent has requested reconsideration of this no-action letter. The Proponent further requested appeal to the Commission if the Staff denies reconsideration. For the reasons discussed below, we respectfully request that the Proponent's request for reconsideration and appeal to the Commission be denied.

Request for Reconsideration

While the Staff has never articulated the standard for reconsideration, it appears that in practice the Staff will not grant a reconsideration request where the Proponent merely reiterates arguments made in its previous submission to the Staff in support of its proposal. That is precisely what is involved here.

As the bases for reconsideration, the Proponent urges that the Staff's decision conflicted with *Conseco, Inc.* (avail. April 5, 2001) ("*Conseco*") and *Associates First Capital Corporation* (avail. March 13, 2000) ("*Associates First Capital*").

The Proponent does not raise a new argument. In its submission to the Staff on February 5, 2007, the Proponent, as it does again in its request for reconsideration, argued that *Conseco* and *Associates First Capital* were controlling and unsuccessfully tried to distinguish other precedent urged by Cash America in its request for a no-action letter. *Bank of America* (avail. March 7, 2005)("*Bank of America*") (proposal excludable as relating to Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations) and *Wells Fargo & Company* (avail. February 16, 2006) ("*Wells Fargo*") (proposal excludable as relating to Wells Fargo's ordinary business operations (i.e. credit policies, loan underwriting and customer relations)). See Proponent's February 5, 2007 letter at p. 8-9.

The Proponent provides no new bases or authoritative precedent when re-advancing this argument. The request of reconsideration cites no new precedent, nor does it make any claim by the Proponent that there are any new or additional facts that its original submission did not already address. There are no new or additional arguments that it did not articulate in its original submissions. Remarkably, the Proponent is unabashed about merely asserting the same contentions again to the Staff that have already been unsuccessfully urged by them.

Because the Proponent's request for reconsideration merely reiterates arguments it has already made and which the Staff has already considered and not accepted, Cash America respectfully submits that reconsideration is inappropriate and the Staff should promptly deny the request for reconsideration.

Furthermore, for the same reasons set forth in Cash America's no-action letter request dated January 5, 2007, even if the same arguments advanced by the Proponent were reconsidered, the Proponent's arguments are not sustainable. Cash America respectfully submits that the issue was thoroughly argued and properly decided by the Staff, and even if the matter was reconsidered (which it should not be), would be decided the same way again.

Appeal to Full Commission

Section 2.2.1(d) of the Informal and Other Procedures permits "[t]he staff upon request or on its own motion, [to] present questions to the Commission with involve matters of substantial importance and where the issues are novel or highly complex".

Thus, the standard that the Staff applies to requests for Commission review is that the request must raise questions that involve matters of substantial importance *and* that are novel or highly complex. The Staff is to deny any request for Commission review if the request does not meet this standard.

The Proponent's request fails to articulate, nor does it even attempt to address, how the no-action position rendered to Cash America raises issues that satisfy the standard in Section 202.1(d), obviously so, because the Cash America no-action letter does not meet this standard for at least the reason that the Cash America no action letter does not present issues are novel, having been the subject of precedent in *Wells Fargo* and *Bank of America*, nor are the issues presented highly complex nor of substantial importance. Lacking any bases to assert that this standard has been met, the Proponent merely ignores its burden to demonstrate that this standard has been met.

Conclusion

As we noted to the Staff in Cash America's request for a no action letter, Cash America expects to file its definitive 2007 proxy materials pursuant to Rule 14a-6 on March 29, 2007.

It is critical that this date be met since Cash America has announced that its 2007 shareholders meeting will occur on April 25, 2007, and any delay in mailing of its proxy materials would entail the possibility that Cash America's shareholders would not have adequate time to grant their proxies for voting at the meeting.

We are mindful of the Staff's admonition in Staff Legal Bulletin No. 14 that "due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient." We urge that the process is rendered inefficient when a proponent is unhappy with a Staff decision and, as is the case here, merely reiterates arguments that have already been made and considered.

For the reasons set forth above, Cash America respectfully requests that the Staff promptly deny the request for reconsideration and deny the request that the matter be presented to the Commission for its consideration.

In view of the very tight time frames now involved, we kindly request that the Staff deny the requests promptly so as to not interfere with the filing and mailing of the 2007 proxy materials. You may contact me at (817) 570-1625 and my email address is ptalbot@casham.com.

Respectfully submitted,



Paul W. Talbot
Associate General Counsel

cc: Mr. John K. Wilson—Christian Brothers Investment Services
Paul M. Neuhauser
L. Steven Leshin
T. Allen McConnell

END